

July 16, 2013

Via E-mail
Raymond D. Martz
Executive Vice President, Chief Financial Officer, Treasurer and Secretary
Pebblebrook Hotel Trust
2 Bethesda Metro Center, Suite 1530
Bethesda, MD 20814

>   **Re: Pebblebrook Hotel Trust**
>   **Form 10-K for fiscal year ended December 31, 2012**
>   **Filed February 21, 2013**
>   **File No. 1-34571**

Dear Mr. Martz:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for fiscal year ended December 31, 2012

Item 15. Exhibits and Financial Statement Schedules

Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-9

Note 3. Acquisition of Hotel Properties, page F-12

1.   We note that your purchase of leasehold interests in the Hotel Palomar San Francisco is subject to a long term lease of certain floors. Please provide more information regarding this long term lease and the subsequent accounting, including whether the registrant is the lessee or lessor of the certain floors, the type of space involved, and why management felt it was appropriate to offset the amortization against ground rent expense. Within your response, please cite all relevant accounting literature.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Accounting Branch Chief